Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-267431

July 18, 2024

$1,100,000,000

$700,000,000 5.000% Notes due 2035 (the “2035 Notes”)

$400,000,000 5.250% Notes due 2054 (the “2054 Notes”)

FINAL TERM SHEET

July 18, 2024

Issuer:	Prologis, L.P.

Expected Ratings:*	A3 Positive (Moody’s) / A Stable (S&P)

Trade Date:	July 18, 2024

Settlement Date:**	July 23, 2024 (T+3)

Joint Book-Running Managers:

BofA Securities, Inc.

Citigroup Global Markets Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

ING Financial Markets LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

Senior Co-Managers:

BNP Paribas Securities Corp.

Credit Agricole Securities (USA) Inc.

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

PNC Capital Markets LLC

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Co-Managers:	Academy Securities, Inc. BBVA Securities Inc. Goldman Sachs & Co. LLC Loop Capital Markets LLC Morgan Stanley & Co. LLC Regions Securities LLC Standard Chartered Bank

	2035 Notes	2054 Notes

Principal Amount:	$700,000,000	$400,000,000. The 2054 Notes will be issued as additional notes under the indenture and as part of the same series of notes as the $450,000,000 5.250% Notes due 2054. Following the issuance of the 2054 Notes offered hereby, the total outstanding principal amount of the 5.250% notes due 2054 will be $850,000,000.

Maturity Date:	January 31, 2035	March 15, 2054

Coupon:	5.000% per annum, payable semi-annually	5.250% per annum, payable semi-annually

Interest Payment Dates:	January 31 and July 31, commencing January 31, 2025	March 15 and September 15, commencing September 15, 2024

Underwriting Discount:	0.450%	0.875%

Net Proceeds, Before Expenses, to Issuer:	$688,842,000	$391,331,333.33, including $10,383,333.33 of aggregate accrued interest

Benchmark Treasury:	4.375% due May 15, 2034	4.250% due February 15, 2054

Benchmark Treasury Price / Yield:	101-14+ / 4.192%	97-08 / 4.417%

Spread to Benchmark Treasury:	+95 basis points	+110 basis points

Reoffer Yield:	5.142%	5.517%

Price to Public:	98.856% of the principal amount, plus accrued interest from July 23, 2024, if any	96.112% of the principal amount, plus aggregate accrued interest from January 25, 2024 to, but excluding, the Settlement Date

Optional Redemption:	Prior to October 31, 2034, (three months prior to their maturity), based on the Treasury Rate plus 15 basis points, or on or after October 31, 2034, at par.	Prior to September 15, 2053, (six months prior to their maturity), based on the Treasury Rate plus 15 basis points, or on or after September 15, 2053, at par.

CUSIP/ISIN:	74340X CN9 / US74340XCN93	74340X CK5 / US74340XCK54

* Note: A credit rating is not a recommendation to buy, sell or hold any securities and may be subject to revision or withdrawal at any time.

No PRIIPs or UK PRIIPs KID – No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

** Note: It is expected that delivery of the Notes will be made against payment therefor on or about July 23, 2024, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities and Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the date that is more than one business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: BofA Securities, Inc. toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Mizuho Securities USA LLC toll-free at 1-866-271-7403, MUFG Securities Americas Inc. toll-free at 1-877- 649-6848 or SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.